Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Compass Digital Acquisition Corp. (the “Company”) on Amendment 2 to Form S-1 (File No. 333-259502) of our report dated April 2, 2021, except for Note 2, Note 5, Note 7 and Note 8, as to which the date is September 13, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Compass Digital Acquisition Corp. as of March 15, 2021 and for the period from March 8, 2021 (inception) through March 15, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

October 7, 2021